

June 3, 2020

Arthur Sands
Chief Executive Officer
Nurix Therapeutics, Inc.
1700 Owens Street, Suite 205
San Franciso, CA

> **Re: Nurix Therapeutics, Inc.**
> **Draft Registration Statement on Form S-1**
> **Confidentially submitted in May 6, 2020**
> **CIK No. 0001549595**

Dear Dr. Sands:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 filed May 5, 2020

Prospectus Summary
Our drug candidates, page 3

1. Please revise your pipeline table here and on page 111 to include columns for each stage of further clinical development for your product candidates (i.e., Phase 1, Phase 2, Phase 3). We also note that the pipeline tables include BTK CTM2, which appears to be in the discovery phase. Because you have not identified a product candidate for this program, it appears premature to include it in a product pipeline table. Please revise or provide us your analysis as to why you believe this program is material to your operations.

Use of proceeds, page 76

2.	We note your disclosure that you intend to use net proceeds to fund the development of NX-2127 and NX-1607. Please specify how far in the development of each product candidate you expect to reach with the proceeds of the offering. If any material amounts of other funds are necessary to accomplish the specified purposes, state the amounts and sources of other funds needed for each specified purpose and the sources.

Stock-based compensation, page 94

3.	Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Business, page 102

4.	Please revise the disclosure in your prospectus to remove statements that imply an expectation of regulatory approval, including claims regarding the safety and efficacy of your product candidates, as these statements are inappropriate given the stage of development. For example, on page 116, you suggest that NX-2127 "could be effective" against both wild type and ibrutinib-resistant BTK alleles, and on page 126, you state that you selected these compounds not only on "the basis of their potential efficacy and safety," but also for their ease of synthesis and reasonable cost of their starting materials.

Collaborations, page 124

5.	With respect to the Sanofi Agreement and the Gilead Agreement, please revise your disclosure to separately disclose the amounts receivable in fees and in (i) development, (ii) regulatory and (iii) sales milestones. Please also revise the reference to "low double-digits" in your description of the royalties receivable under the Gilead Agreement to no more than ten percentage points (for example, between twenty and thirty percent). Please also discuss your option to co-develop and co-promote any product candidates, including any limitations on your right and any requirements to exercising your rights.

Intellectual property, page 128

6.	Please expand the discussion of your intellectual property portfolio on page 129 to disclose for each of your material patent applications (i) the specific product(s) to which such patent applications relate, (ii) the type of patent protection requested (composition of matter, use or process) and (iii) expected expiration dates if granted.

General

7.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

You may contact Tracey McKoy at 202-551-3772 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences